Atlantic Acquisition Corp.
1250 Broadway, 36th Floor

New York, NY 10001

Via Edgar

July 9, 2018

Mara L. Ransom U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Atlantic Acquisition Corp.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed June 15, 2018
File No. 001-38180

Dear Ms. Ransom:

Atlantic Acquisition Corp. (the “Company”), hereby provides a response to the oral comment provided on July 9, 2018 (the “Staff’s Comment”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Staff asked the Company to confirm in writing that Sections 12.1 (Arbitration) and 12.2 (Waiver of Jury Trial; Exemplary Damages) of the Merger Agreement (the “Agreement”) dated as of March 27, 2018, by and among the Company, HF Group Merger Sub Inc., HF Group Holding Corporation, the stockholders of HF Group Holding Corporation, and Ni, Zhou Min, as the representative of the stockholders, were not intended to apply to claims or suits made under the federal securities laws of the United States of America.

The Company hereby confirms that Sections 12.1 (Arbitration) and 12.2 (Waiver of Jury Trial; Exemplary Damages) of the Agreement are not intended to apply to claims or suits made or brought under the federal securities laws of the United States of America.

Please call Giovanni Caruso of Loeb & Loeb LLP at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Richard Xu
Richard Xu
Chief Executive Officer